Exhibit 8

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Subsidiaries and Associated Companies
At March 1, 2003

	Percentage of	Jurisdiction
	ownership and	of
Name of Subsidiary	control	Organization

	%
Teva Pharmaceuticals USA, Inc. and its US subsidiary	100	Delaware
Teva Neuroscience, Inc.	100	Delaware
Novopharm Limited	100	Canada
Salomon, Levin and Elstein Ltd.	100	Israel
Abic Ltd. and its wholly owned subsidiaries	100	Israel
Assia Chemical Industries Ltd.	100	Israel
Plantex Ltd.	100	Israel
Teva Medical Ltd.	100	Israel
B.L.T.-Biological Laboratories Teva Ltd.	100	Israel
Teva Pharmaceuticals Europe B.V.	100	The Netherlands
Pharmachemie Group	100	The Netherlands
Biogal Pharmaceutical Works Ltd.	99.3	Hungary
Human Serum & Pharmaceutical Manufacturing Co. Ltd.	99.0	Hungary
Approved Prescription Services Limited	100	United Kingdom
Prosintex Industrie Chimiche Italiane S.r.l.	100	Italy
Teva Pharmaceutical Fine Chemicals S.r.l.	100	Italy
Teva Pharma Italia S.r.l.	100	Italy
Teva Classics S.A.	100	France
Teva Santé SAS	100	France
Gry Pharma GmbH	100	Germany

The above list does not include subsidiaries and associated companies engaged in the distribution of pharmaceutical, API and veterinary products in North and South America, Europe and Africa or inactive subsidiaries.